

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 23, 2015

Cindy B. Taylor
President and Chief Executive Officer
Oil States International, Inc.
Three Allen Center
333 Clay Street, Suite 4620
Houston, TX 77002

> **Re: Oil States International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 23, 2015**
> **File No. 1-16337**

Dear Ms. Taylor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Notes to Consolidated Financial Statements, page 71

Note 10. Goodwill and Other Intangible Assets, page 84

1. Based on disclosure under this note, we understand that, following the spin-off of Civeo, you have concluded that you have three reporting units. If our understanding is not correct, tell us your reporting segments. Otherwise, explain to us how you have identified your three reporting units. If you concluded that your reporting units are your operating segments, explain to us your basis for this. As part of this, describe the operating, management and reporting structure at your operating segment level and one level below your operating segments. If you have concluded that there are components below the level of your operating segments, tell us the following:

    •   The components you have identified;

- How the components have been identified; and,

- Whether components have been aggregated and, if so, your basis for concluding that aggregation is appropriate.

See FASB ASC paragraphs 350-20-35-33 through 350-20-35-37.

Note 17. Segment and Related Information, page 95

2.   Tell us and disclose whether operating segments have been aggregated to produce your reportable segments. To the extent that operating segments have been aggregated, tell us the following:

- Your operating segments;

- How your operating segments have been identified; and,

- Your basis for concluding that aggregation of your operating segments is appropriate.

See FASB ASC paragraphs 280-10-50-1, 280-10-50-11, and 280-10-50-21.

3.   Disclosure in various parts of your filing indicates that you sell a variety of different products and services, and that changes in the mix of these products and services impacts your results of operations. In view of this, explain how you have considered the guidance in FASC ASC paragraph 280-10-50-40, which requires separate disclosure of the revenues from external customers for each product and service or each group of similar products and services. Your response should address, but not be limited to, how you considered differences between shorter-cycle and consumable products and longer term products as well as differences between products and services sold for onshore applications and products and services sold for offshore applications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or in his absence, Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489, if you have questions regarding comments on the financial statements and related matters. Please contact PJ Hamidi, Staff Attorney, at (202) 551-3421, or Norman Von Holtzendorff at (202) 551-3237, with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director
Office of Natural Resources